EXHIBIT 12.1
Ratio of Earnings to Fixed Charges

	Nine Months		For the years ended
	2005	2004	2004	2003	2002	2001	2000
Fixed Charges:
Interest Exp (1)	6,702	1,968	2,817	579	278	2,111	78
Cap Int	1,676	619	883	451	619	1,001	439

Total	8,378	2,587	3,700	1,030	897	3,112	517

Earnings:
Pre-Tax Income	20,150	17,443	24,859	4,481	3,595	17,056	9,074
Add fin cost w/o	2,439	—	—	—	—	—	—
Fixed Charges	8,378	2,587	3,700	1,030	897	3,112	517
Less:
Cap Int	(1,676)	(619)	(883)	(451)	(619)	(1,001)	(439)

Total	29,291	19,411	27,676	5,060	3,873	19,167	9,152

Ratio	3.50	7.50	7.48	4.91	4.32	6.16	17.70

(1)	2005 interest expense excludes $2.4 million of deferred financing costs that were written off in connection with terminated credit facilities.